UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CoreSite Realty Corporation

(Name of Subject Company (Issuer))

Appleseed Merger Sub LLC

(Offeror)

American Tower Corporation

American Tower Investments LLC

Appleseed Holdco LLC

(Parents of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

21870Q105

(Cusip Number of Class of Securities)

Edmund DiSanto, Esq.

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

c/o American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Benet J. O’Reilly

Kimberly R. Spoerri

Michael Saliba

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,526,200,220.00	$697,678.76
*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the sum of (i) the product of (x) 43,672,637 shares of common stock of CoreSite Realty Corporation (“CoreSite”) issued and outstanding (other than shares subject to restricted stock awards of CoreSite and performance stock awards of CoreSite) and (y) the offer price of $170.00 per share, (ii) the product of (x) 80,710 shares of common stock issuable pursuant to outstanding restricted stock units of CoreSite and (y) the offer price of $170.00 per share, and (iii) the product of (x) 518,419 shares of common stock subject to outstanding restricted stock awards of CoreSite and performance stock awards of Coresite and (y) the offer price of $170.00 per share. The calculation of the filing fee is based on information provided by CoreSite as of November 23, 2021.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2022, effective October 1, 2021, by multiplying the transaction value by 0.00009270.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $697,678.76	Filing Party: Appleseed Merger Sub LLC American Tower Corporation American Tower Investments LLC Appleseed Holdco LLC
Form or Registration No.: Schedule TO	Date Filed: November 29, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Appleseed Merger Sub LLC, a Maryland limited liability company (“Purchaser”), and a wholly owned direct subsidiary of Appleseed Holdco LLC, a Delaware limited liability company (“Holdco”), and a wholly owned indirect subsidiary of American Tower Investments LLC, a California limited liability company (“Parent”), and a wholly owned indirect subsidiary of American Tower Corporation, a Delaware corporation (“ATC”), with the Securities and Exchange Commission on November 29, 2021 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (“Shares”), of CoreSite Realty Corporation, a Maryland corporation (“CoreSite”), at a price of $170.00 per Share, without interest and subject to any applicable withholding taxes, net to the seller in cash, upon the terms and subject to the conditions described in the Offer to Purchase dated November 29, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. This Amendment is being filed to update the disclosure to reflect the expected termination of employment of Steven Smith, Chief Revenue Officer of CoreSite, at the REIT Merger Effective Time. In light of such termination, Mr. Smith’s CoreSite Equity Awards would be treated as “Specified Awards” for purposes of the Merger Agreement, meaning that they would be cancelled at the REIT Merger Effective Time and paid out based on the Offer Price. The relevant updates are described in further detail below. This Amendment is further filed to update the disclosure with respect to legal proceedings relating to the Offer. These legal proceedings are described in further detail below.

ITEMS 1 THROUGH 9 and ITEM 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO (to the extent such Items incorporate by reference the information contained in the Offer to Purchase), is hereby amended and supplemented as follows:

The Summary Term Sheet of the Offer to Purchase is hereby amended and supplemented by replacing the second paragraph of the subsection titled “If I am an employee of CoreSite, how will my outstanding equity awards be treated in the offer and the mergers?” on page 6 to read as follows:

“At the REIT Merger Effective Time, (x) 20% of each award of time-based restricted Shares (each, a “CoreSite Restricted Stock Award”), (y) 20% of each award of performance-based restricted Shares (each, a “CoreSite Performance Stock Award” and collectively, a “CoreSite Equity Award”) and (z) 100% of each CoreSite Equity Award held by Paul Szurek, Jeffrey Finnin, Derek McCandless and Steven Smith, the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President, Legal, General Counsel and Secretary and Chief Revenue Officer; respectively, of CoreSite, in each of (x), (y) or (z), that is outstanding as of immediately prior to the REIT Merger Effective Time (each of (x), (y) or (z), a “Specified Award”) will vest and all restrictions thereupon will lapse, and each such Specified Award will be cancelled and converted into the right to receive a cash payment, subject to withholding, equal to the product of (A) the number of Shares underlying such Specified Award as of immediately prior to the REIT Merger Effective Time (determined, with respect to each CoreSite Performance Stock Award, in accordance with the applicable award agreement and the Merger Agreement) and (B) the Offer Price. In addition, each holder of a Specified Award will receive a cash payment, subject to applicable withholding, equal to the dividend equivalent balance credited on such Specified Award as of immediately prior to the REIT Merger Effective Time. The Shares underlying the Specified Awards whose vesting will accelerate at the REIT Merger Effective Time will be taken from those Shares that vest last, and subsequently in reverse chronological order, based on the vesting schedule under the applicable award agreement.”

Section 11 (“Purpose of the Offer and Plans for CoreSite; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is hereby amended and supplemented by replacing the second paragraph in the subsection “Treatment of Equity Awards” on page 30 to read as follows:

“At the REIT Merger Effective Time, (x) 20% of each award of time-based restricted Shares (each, a “CoreSite Restricted Stock Award”), (y) 20% of each award of performance-based restricted Shares (each, a “CoreSite Performance Stock Award” and collectively a “CoreSite Equity Award”) and (z) 100% of each CoreSite Equity Award held by Paul Szurek, Jeffrey Finnin and Derek McCandless and Steven Smith, the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President, Legal, General Counsel and Secretary and Chief Revenue Officer; respectively, of CoreSite, in each of (x), (y) or (z), that is outstanding as of immediately prior to the REIT Merger Effective Time (each of (x), (y) or (z), a “Specified Award”) will vest and all restrictions thereupon will lapse, and each such Specified Award will be cancelled and converted into the right to receive a cash payment, within five business days following the REIT Merger Effective Time and subject to applicable withholding, equal to the product of (A) the number of Shares underlying such Specified Award as of immediately prior to the REIT Merger Effective Time (determined, with respect to each CoreSite Performance Stock Award, in accordance with the applicable award agreement and based on the greater of the target level of performance and the actual level of achievement of the applicable performance goals over the period commencing on the first day of such three-year performance period and ending on the second to last trading day prior to the date of the REIT Merger Effective Time, using the Offer Price as the end point for measurement of CoreSite’s total shareholder return) and (B) the Offer Price.”

Section 15 (“Certain Legal Matters; Regulatory Approvals) of the Offer to Purchase is hereby amended and supplemented by replacing in its entirety the subsection titled “Legal Proceedings Relating to the Tender Offer” on page 51 to read as follows:

“Legal Proceedings Relating to the Tender Offer. On November 30, 2021, a complaint was filed by a purported stockholder of CoreSite regarding the Mergers. The complaint, filed on an individual basis by the plaintiff in the United States District Court for the Southern District of New York, was captioned O’Dell v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-10156 (S.D.N.Y). That complaint was subsequently voluntarily dismissed and re-filed on December 3, 2021 by the same plaintiff in the United States District Court for the District of Delaware, and is captioned O’Dell v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-01709 (D. Del.) (the “O’Dell Complaint”). The O’Dell Complaint names as defendants CoreSite and each member of the CoreSite Board. On December 2, 2021, another complaint was filed by a purported stockholder of CoreSite regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Ciccotelli v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-01702 (D. Del.) (the “Ciccotelli Complaint”). The Ciccotelli Complaint names as defendants CoreSite, the OP, each member of the CoreSite Board, ATC, Parent, Holdco, Purchaser and OP Merger Sub. On December 6, 2021, another complaint was filed by a purported stockholder of CoreSite regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Schwartz v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-10404 (S.D.N.Y.) (the “Schwartz Complaint”). The Schwartz Complaint names as defendants CoreSite and each member of the CoreSite Board. On December 8, 2021, another complaint was filed by a purported stockholder of CoreSite regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Kubicek v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-03292 (D. Colo.) (the “Kubicek Complaint”). The Kubicek Complaint names as defendants CoreSite and each member of the CoreSite Board. On December 8, 2021, another complaint was filed by a purported stockholder of CoreSite regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Kent v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-03294 (D. Colo.) (the “Kent Complaint”). The Kent Complaint names as defendants CoreSite and each member of the CoreSite Board. On December 9, 2021, another complaint was filed by a purported stockholder of CoreSite regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Thompson v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-10521 (S.D.N.Y.) (the “Thompson Complaint”). The Thompson Complaint names as defendants CoreSite and each member of the CoreSite Board. On December 16, 2021, another complaint was filed by a purported stockholder of CoreSite regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Waterman v. CoreSite Realty Corporation, et al., Case No. 2:21-cv-05478 (E.D. Pa.) (the “Waterman Complaint” and, together with the O’Dell Complaint, the Ciccotelli Complaint, the Schwartz Complaint, the Kubicek Complaint, the Kent Complaint and the Thompson Complaint, the “Complaints”). The Waterman Complaint names as defendants CoreSite and each member of the CoreSite Board.

The Complaints allege, among other things, violations of Sections 14(d), 14(e) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14d-9 promulgated thereunder. The Complaints seek, among other things, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) disclosure of additional allegedly material information in the Schedule 14D-9; and (iv) an award of plaintiff’s costs and disbursements, including attorneys’ and expert fees and expenses.

CoreSite, the OP, ATC, Parent, Holdco, Purchaser and OP Merger Sub believe the claims asserted in the Complaints are without merit. Additional lawsuits may be filed in the future against CoreSite, the OP, the CoreSite Board, ATC, Parent, Holdco, Purchaser and/or OP Merger Sub in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2021

APPLESEED MERGER SUB LLC

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

APPLESEED HOLDCO LLC

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

AMERICAN TOWER INVESTMENTS LLC

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

AMERICAN TOWER CORPORATION

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

EXHIBIT INDEX
Exhibit No.

(a)(1)(A)	Offer to Purchase, dated November 29, 2021.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Summary Advertisement, published November 29, 2021 in The Wall Street Journal.*

(a)(5)(A)	Presentation made available by American Tower Corporation on its website to investors on November 15, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ATC, Holdco and Purchaser with the SEC on November 15, 2021).*

(a)(5)(B)	Joint Press Release issued by American Tower Corporation and CoreSite Realty Corporation on November 15, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by ATC, Holdco and Purchaser with the SEC on November 15, 2021).*

(a)(5)(C)	Notice of Merger issued by Appleseed Merger Sub LLC, dated November 26, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ATC, Parent, Holdco and Purchaser with the SEC on November 26, 2021).*

(a)(5)(D)	Transcript of American Tower Corporation investor call on November 15, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ATC, Holdco and Purchaser with the SEC on November 16, 2021).*

(a)(5)(E)	Press Release issued by American Tower Corporation on November 29, 2021.*

(a)(5)(F)	Excerpts of the transcript of an interview with an executive of ATC at the Fifth Annual Virtual Wells Fargo TMT Summit on December 1, 2021, available on ATC’s external website.*

(a)(5)(G)	Transcript of an interview with an executive of ATC at the UBS Global TMT Conference on December 6, 2021, available on ATC’s external website.*

(b)(1)	Commitment Letter, dated as of November 14, 2021, between ATC and JPMorgan Chase Bank, N.A.*

(b)(2)	Third Amended and Restated Multicurrency Revolving Credit Agreement, dated as of December 8, 2021, by and among ATC, as borrower, Toronto Dominion (Texas) LLC, as administrative agent, and the lenders party thereto.*

(b)(3)	Fourth Amended and Restated Revolving Credit Agreement, dated as of December 8, 2021, by and among ATC, as borrower, Toronto Dominion (Texas) LLC, as administrative agent, and the lenders party thereto.*

(b)(4)	Second Amended and Restated Term Loan Agreement, dated as of December 8, 2021, by and among ATC, as borrower, Mizuho Bank, Ltd., as administrative agent, and the lenders party thereto.*

(b)(5)	364-Day Term Loan Agreement, dated as December 8, 2021, by and among ATC, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.*

(b)(6)	2-Year Term Loan Agreement, dated as December 8, 2021, by and among ATC, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.*

(d)(1)	Agreement and Plan of Merger, dated as of November 14, 2021, among Parent, Holdco, Purchaser, Appleseed OP Merger Sub LLC, CoreSite, CoreSite, L.P. and ATC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ATC with the Securities and Exchange Commission on November 15, 2021).*

(d)(2)	Mutual Confidential Disclosure Agreement, dated as of September 4, 2021, between CoreSite and American Tower LLC (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by CoreSite with the Securities and Exchange Commission on November 29, 2021).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.